Via Facsimile and U.S. Mail
Mail Stop 6010

July 26, 2006

Mr. Joseph L. Herring
Chairman and CEO
Covance Inc.
210 Carnegie Center
Princeton, NJ 08540

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 1-112213**

Dear Mr. Herring:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis
Critical Accounting Policies

1. Although you identify your critical accounting estimates and provide qualitative disclosure about their nature, you do not appear to include a quantification of the variability in operating results that you expect to be reasonably likely to occur. Please provide to us, in a disclosure-type format, a discussion that quantifies:
   - the effect that changes in estimates have had on the financial statements for each period presented; and
   - the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

- regarding income taxes, the balance of the tax reserve for each period presented and a discussion of any significant changes in the reserve balance. If there have not been any significant changes to the reserve balance for each the periods presented, indicate such in your proposed revised disclosure.

Segment Information

2. Explain to us why you do not provide the disclosure required by paragraph 37 of FAS 131 or provide us, in disclosure type format, the required disclosure.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief Accountant